Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
March 26, 2010

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Lincoln National Corporation
      Preliminary Proxy Statement filed March 12, 2010
      File No. 1-06028

Dear Mr. Riedler:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of March 23, 2010, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Preliminary Proxy Statement filed March 12, 2010.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Preliminary Proxy Statement filed March 12, 2010

Executive Compensation, Page 26

Compensation Changes for CPP, page 30

1.
On page 30, you disclose that in March 2009 your Compensation Committee froze the base salaries at the following levels: Mr. Glass: $1 million; Mr. Crawford: $510,000; Mr. Coyne: $470,000; and Mr. Konen: $517,500.  On page 32, you disclose that as a part of the restructured total compensation, your Compensation Committee approved an annual cash base salary of for your named executive officers as follows:  Mr. Glass: $1.15 million; Mr. Crawford: $637,500; and Mr. Konen: $646,875.  It appears that also such persons’ base salary also includes salary

March 26, 2010
In re: Lincoln National Corporation

paid in annualized shares of your common stock as follows:  Mr. Glass: $3.1 million; Mr. Crawford: $920,000; and Mr. Konen: $1.04 million.  Please expand your disclosure to disclose
a.	The aggregate total base salary in 2009 for each named executive officer;
b.	The fact that you significantly increased the base salary of each Messrs. Glass, Crawford and Konen;
c.	Why your Compensation Committee approved the significant increase in base salary; and
d.
Here or in a footnote to the Summary Compensation Table, a reconciliation of the difference between the above discussed salary amounts and the actual 2009 salaries listed in your Summary Compensation Table on page 48.

Response:

We have carefully considered the Staff’s request to expand our disclosure regarding the changes in base salaries for Messrs. Glass, Crawford and Konen to comply with the provisions of the Interim Final Rule for TARP Standards for Compensation and Corporate Governance adopted by the U.S. Treasury.  Although we believe that the disclosure as provided adequately provides the disclosure requested, we would propose revising the current disclosure provided on page 32 under the heading “Base Salary and Salary Shares” substantially as follows to address the Staff’s comment.

    The Treasury Rules affected our ability to compensate Messrs. Glass, Crawford and Konen under our historical compensation practices.  Under the Treasury Rules, we could not pay or accrue incentive compensation, including AIP and LTI awards, after July 10, 2009.  As noted below on page 33, prior to our participation in CPP, the 2009 AIP and LTI awards for Messrs Glass, Crawford and Konen made up more than two-thirds of their total targeted direct compensation. As discussed above, in November 2009, the Compensation Committee restructured the overall total direct compensation of these individuals to comply with the Treasury Rules.  Working within the Treasury Rules, the Compensation Committee eliminated the payment or accrual of amounts of incentive compensation after July 10, 2009.  In doing so the Compensation Committee chose a structure that included a large portion of compensation in the form of equity.

In determining the amount and form of the restructured target compensation opportunity for these NEOs, the Committee took into account the various factors discussed above, including market data from studies identified above, emerging compensation trends, each executive’s unique skills, experience and past performance, future challenges, organizational considerations, and the general industry within which the executive’s business competes, as well as the opinion of its compensation consultant, Towers Perrin.  In arriving at the modified total compensation, the Committee, attempted to maintain as much as possible of the key positive attributes of our historical pay practices, taking into account our fundamental guiding compensation principles.

As part of the restructured total compensation opportunity, the Committee approved an increase in the annual base salaries for these NEOs.  A significant portion of the increases were delivered as Salary Shares.  On an annualized basis, the portion of the increase to be paid in Salary Shares is: 95% for Mr. Glass; 88% for Mr. Crawford; and 89% for Mr. Konen.  An increase payable in stock ties a large portion of the executive’s base salary to the Company’s performance and aligns the executive’s interests with the shareholders.  The

March 26, 2010
In re: Lincoln National Corporation

salary increases were intended to provide an appropriate compensation opportunity within the framework provided for under the Treasury Rules.  As noted above, in arriving at the final modified compensation opportunity, the Committee also factored in an appropriate discount in light of the shift to a greater portion of fixed compensation.

The Salary Shares were credited each regular pay period, commencing in November 2009, as shares of our common stock to be issued under the LNC 2009 Amended and Restated Incentive Compensation Plan (the “ICP”).  The number of Salary Shares credited each pay period was determined by dividing the amount of salary to be paid in Salary Shares for that pay period, net of applicable withholdings and deductions, by the average of the high and low price for a share of LNC common stock as quoted on the New York Stock Exchange on the date prior to the pay date for such period.  For 2009, a portion of the Salary Shares paid to these NEOs was for retroactive service periods in 2009 prior to November 2009.  One hundred percent of the Salary Shares paid for retroactive service periods are subject to a 2-year holding restriction.  Fifty percent of those Salary Shares that were paid for current service periods in 2009 are subject to holding restrictions for 5 years.  The below table shows the total aggregate targeted base salary as approved by the Compensation Committee in November 2009 for each of these NEOs.

	Targeted Annual Salary as modified to comply with Treasury Rules for CPP participants
Name	2009 Annualized Cash Salary	2009 Annualized Salary Shares	Total
Dennis R. Glass	$1,150,000	$3,100,000	$4,250,000
Frederick J. Crawford	$637,500	$920,000	$1,557,500
Mark E. Konen	$646,875	$1,040,000	$1,686,875

The change in cash base salary was effective beginning in November 2009.  The actual amounts of cash salary paid during 2009 plus any amounts of applicable withholdings and deductions netted out from the Salary Shares are shown in the Salary Column of the Summary Compensation Table on page 48.  The actual amounts of Salary Shares paid during 2009 net of any applicable withholdings and deductions are shown in the Stock Awards Column of the Summary Compensation Table on page 48 and the Grants of Plan-Based Awards Table on page 50.

Additionally, we would include the following new footnote to the Salary Column in the Summary Compensation Table.

1. For Messrs. Glass, Crawford and Konen this includes amounts of applicable withholdings and deductions on amounts paid in Salary Shares during 2009 as follows:
Mr. Glass:  $1,171,896; Mr. Crawford: $271,515; and Mr. Konen: $346,264.

We would also add the following to the footnote to the Stock Awards in the Summary Compensation table.

March 26, 2010
In re: Lincoln National Corporation

For 2009, gross amounts paid in Salary Shares for Messrs. Glass, Crawford and Konen were as follows:  Mr. Glass:  $2,309,851; Mr. Crawford: $685,989; and Mr. Konen: $783,396.

2009 Incentive Awards, page 32

2.
Please expand your disclosure to disclose the monetary amount and/or number equity-based awards to be awarded to each named executive officer if such executive officer obtained the minimum, target and or maximum goal of your 2009 AIP, 2009-2011 LTI performance award cycle and 2007-2009 performance award cycle on pages 35-38, 39 and 40, respectively.

Response:

Although this information for the 2009 AIP and the 2009-2011 LTI awards is disclosed in the Grants of Plan-Based Awards at page 50, and for the 2007-2009 LTI awards was disclosed in the Grants of Plan-Based Awards table in the Company’s Proxy Statement filed April 3, 2008, we have considered the Staff’s request to also include this information in the Compensation Discussion and Analysis and will provide additional disclosure substantially as follows.

For the 2009 AIP, we will add the following disclosure to the second paragraph on page 34:

The following table shows the dollar amount of the estimated possible payouts for the AIP at threshold, target and maximum as established by the Compensation Committee on the date of grant.  These amounts do not take into account any forfeiture in accordance with the compensation restrictions under the Treasury Rules for CPP participants.

	Estimated Possible Payouts Under the 2009 AIP
Name	Threshold ($)	Target ($)	Maximum ($)
Dennis R. Glass	12,500	2,000,000	4,000,000
Frederick J. Crawford	3,156	561,000	1,122,000
Patrick P. Coyne	2,174	1,739,000	3,478,000
Wilford H. Fuller	1,563	1,000,000	2,000,000
Mark E. Konen	1,100	703,800	1,407,600

For the 2009-2011 LTI performance award, we will add the following disclosure after the first paragraph under the section heading “The 2009-2011 Performance Award Cycle” on page 39, which excludes Mr. Coyne, because as noted in the current disclosure Mr. Coyne received 100% of his 2009 LTI Award in the form of restricted stock units in stock of Delware Investments U.S. Inc. and did not participate in the 2009-2011 LTI performance award:

The following table shows the dollar amount of the estimated possible payouts for the 2009-2011 LTI performance award at threshold, target and maximum as established by the Compensation Committee on the date of grant.  These amounts do not take into account any forfeiture in accordance with the compensation restrictions under the Treasury Rules for CPP participants.

March 26, 2010
In re: Lincoln National Corporation

	Estimated Possible Payouts Under the 2009-2011 Performance Award Cycle
Name	Threshold ($)	Target ($)	Maximum ($)
Dennis R. Glass	291,667	1,166,667	2,333,334
Frederick J. Crawford	83,598	334,390	668,780
Wilford H. Fuller	70,000	280,000	560,000
Mark E. Konen	102,245	408,980	817,960

For the 2007-2009 LTI performance award, we will add the following disclosure after the first paragraph under the section heading “The 2007-2009 Performance Award Cycle” on page 40:

The following table shows the estimated possible number of shares that could have vested in accordance with the 2007-2009 LTI performance award at threshold, target and maximum as established by the Compensation Committee on the date of grant.

	Estimated Possible Payouts Under the 2007-2009 Performance Award Cycle
Name	Threshold (#)	Target (#)	Maximum (#)
Dennis R. Glass	10,248	20,496	40,992
Frederick J. Crawford	4,658	9,316	18,632
Patrick P. Coyne	5,449	10,898	21,796
Wilford H. Fuller	7,793	15,586	31,172
Mark E. Konen	3,929	7,859	15,718

2009 Annual Incentive Awards, page 33

3.
On page 34, you disclose that for Mr. Coyne, corporate measures represented 20% of his AIP total, while line of business specific performance measures represented 80% of his AIP total.  Although you disclose on page 35 that the Committee did not certify performance results with respect to Mr. Coyne, it does not appear that you have disclosed the specific goals or weighting of the goals that were established in March 2009 for Mr. Coyne’s annual incentive award.  Please expand your disclosure to include this disclosure.

Response:

We do not believe that this information provides a shareholder with material information concerning our compensation included in the Summary Compensation Table, because as noted in the Staff’s comment no performance results were certified by the Compensation Committee.  Further, Mr. Coyne is no longer employed by the Company, as Delaware Management Holdings, Inc. was sold.  However, we will agree to amend the disclosure on page 34 to include the specific goals and weightings of the goals that were established for Mr. Coyne’s annual incentive award substantially as follows:

March 26, 2010
In re: Lincoln National Corporation

For Mr. Coyne, corporate performance measures represented 20% of his 2009 AIP award, with the remaining 80% made up of line-of-business analogs for these measures.  Mr. Coyne’s line of business analogs included two performance measures (retail and institutional investment performance) because of the importance of fund and institutional account investment performance to our ability to attract new investment management sales, retain existing assets and improve net flows.  The retail investment performance measure was based on the percentage of Delaware retail funds that beat their Lipper peer group’s average performance over the one-, three-, five- and ten-year periods.  The institutional investment performance measure was based on the returns of the eight largest Delaware institutional performance composites that were created in accordance with Global Investment Performance Standards.  The performance of each of the composites was compared to the applicable investment benchmark over the one-, three- and five-year periods.  In general, an institutional composite is made up of the return of all client assets in a given investment style over the periods measured.  An illustration of this type of comparison would be as follows: the largest institutional composite is the large cap growth composite for which the performance of the composite for the one-, three- and five-year periods is compared to the Russell 1000 Growth benchmark for the same periods.  As shown in the chart below, these performance measures have a performance goal at target requiring that at least six of the eight composites outperform their applicable investment bench mark over the specified period.

The chart directly below sets forth the performance measures approved for the 2009 AIP for Mr. Coyne, as well as the relative weighting of each performance measure, the goals set for each measure, and the actual performance results for each measure.  As noted above, we closed on the sale of Delaware on January 4, 2010, after which Mr. Coyne ceased to be an executive officer of the Company.  As a result, the Compensation Committee did not certify any performance results for Mr. Coyne for the 2009 AIP.

March 26, 2010
In re: Lincoln National Corporation

($ amount in millions, except per share amounts)
2009 AIP Performance Measures for: Patrick P. Coyne	Relative Weight	Goal at Minimum	Goal at Target	Goal at Maximum
Income from Operations Per Diluted Share	7%	$3.21	$3.65	$4.23
Statutory Earnings	7%	-$100	$100	$350
Corporate Sales
Insurance Solutions: Life Sales	1%	$586	$666	$773
Insurance Solutions: Group Protection	0.5%	$295	$335	$389
Retirement Solutions: Annuities	1%	$8,114	$9,221	$10,696
Retirement Solutions: Defined Contribution	0.5%	$5,317	$6,042	$7,009
Investment Management Sales	1%	$13,826	$15,711	$18,225
Corporate Budget Goal	2%	N/A	100%	115%
Income from Operations/Line of Business Earnings	32%	$9	$11	$12
Sales for the Business Unit (Retail Sales and Institutional Inflows)	32%	$13,826	$15,711	$18,225
Retail Investment Performance - 10 year	2.4%	60%	65%	70%
Retail Investment Performance - 5 year	3.2%	60%	65%	70%
Retail Investment Performance - 3 year	1.6%	60%	65%	70%
Retail Investment Performance - 1 year	0.8%	60%	65%	70%
Institutional Investment Performance - 5 year	4%	5 of 8	6 of 8	7 of 8
Institutional Investment Performance - 3 year	2.4%	5 of 8	6 of 8	7 of 8
Institutional Investment Performance - 1 year	1.6%	5 of 8	6 of 8	7 of 8

The 2009-2011 Performance Award Cycle, page 39

4.	Please disclose the target level of Growth in Income from Operations per Diluted Share which you established for your 2009-2011 Performance Award Cycle.

Response:

We have carefully considered the Staff’s request for us to disclose the target level of Growth in Income from Operations per Diluted Share (“GIODS”) which was established for the 2009-2011 Performance Award Cycle.  We believe that disclosure of this information is not material in the context of our executive compensation policies or decisions because the disclosure that is currently included in the Preliminary Proxy Statement provides the material details of the compensation opportunity for our NEOs under the 2009-2011 Performance Award Cycle.

March 26, 2010
In re: Lincoln National Corporation

We have disclosed in the Compensation Discussion and Analysis section (“CD&A”) of our Preliminary Proxy Statement that 33% of the total LTI award was allocated to the performance cash award for the 2009-2011 Performance Award Cycle.  Additionally, we have disclosed the performance measure, GIODS measure, and the method of its calculation in the CD&A.  On the Grants of Plan-Based Awards table we provide disclosure of the threshold, target and maximum payout goals for each NEO.  Furthermore, we have the following disclosure specific to the decisions surrounding the establishment of the performance levels for the GIODS measure appears at page 39 in the CD&A.

The Committee also set minimum, target, and maximum performance achievement levels for this measure at its March, 2009 meeting.  In setting the goals to be achieved with respect to the 2009-2011 LTI performance measure, both management and the Compensation Committee noted that the target level presented a challenge for management and was designed to create appropriate incentives for our executives to create financial growth and enhanced value for shareholders. Whether we meet or exceed this target goal will depend upon performance over the entire three-year performance cycle.

We believe the current disclosure in the CD&A includes all of the information that is material to an understanding of our compensation policies or decisions for the information contained in the tables.  Disclosure of the numerical value of the target level for this measure would not add to that understanding.  This measure relates to a three-year performance cycle, the achievement of which will not be determined until February 2012, and the payout, if any, under the 2009-2011 Performance Award Cycle will be made until that time.  As a result, the Summary Compensation Table in the Preliminary Proxy does not include any amounts for the 2009-2011 Performance Award Cycle.  Once the performance cycle is complete, we would disclose in the 2012 Proxy Statement the results of the 2009-2011 Performance Award Cycle similar to the disclosure included in the CD&A for the 2007-2009 Performance Award Cycle.

We also believe that disclosure of the numerical value of the target level can be excluded under Instruction 4 to Regulation S-K, Item 402(b), as involving confidential financial information, the disclosure of which would result in competitive harm for the Company.  Both our Board of Directors and senior management have decided to not publicly disclose earnings guidance. The Board and senior management believe that providing earnings guidance focuses investors unnecessarily on short-term results and takes up an inordinate amount of managements’ time.  Requiring disclosure of the numerical target value for the GIODS measure for the three-year period from 2009-2011 could require us to provide earnings guidance.

Furthermore, the numerical target value for the GIODS for the three-year period from 2009-2011 is part of our confidential long-term strategic financial plan.  As acknowledged in the Compensation and Disclosure Interpretations for Regulation S-K, Question 118.04, National Parks and Conservation Assoc. v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“National Parks I”) sets forth the test for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm.  As it applies to this case, National Parks I provides that commercial or financial information is confidential if disclosure of such information is likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks I at 770 (the other National Parks I test regarding the government’s ability to obtain necessary information in the future does not apply here). To meet this test, it is not necessary to show actual competitive harm, only “actual competition and a likelihood of substantial competitive injury” need

March 26, 2010
In re: Lincoln National Corporation

be shown. Gulf & Western Indus., Inc. v. United States. 615 F.2d 527, 530 (D.C. Cir. 1980); CNA Fin Corp. at 1152.

Based upon the market in which we compete and the competitive environment in which we operate, we believe that disclosure of the target value for the GIODS measure would cause competitive harm to the Company.  Disclosure of the target value for this measure, when combined with our releases of historical earnings results, would provide our competitors with considerable insight into our confidential long-term strategic financial plan as well as our overall success or failure in achieving the Growth in Income from Ops goal.  Competitors could then alter their own strategic plans accordingly to more effectively compete with us in the market place.

Although, we believe that the disclosure in the CD&A is in accordance with the provisions of Regulation S-K, Item 402(b) and this measure is excludable under the exception provided in Instruction 4, we would propose adding  language substantially as follows to the final paragraph on page 39 to provide expanded discusloure as to the degree of difficulty in achieving the target level of performance for the Growth in Income from Ops measure over a three-year performance cycle.

The degree of difficulty for an NEO to achieve the target level of performance for the Growth in Income from Operations per Diluted Share measure over a three-year cycle can be seen by looking at historical results.  In each of the last three completed performance cycles, Growth in Income from Operations per Diluted Shares was one of 3 measures, and in each case the target level of performance for this measure was not achieved.  For the 2005-2007 Performance Cycle, this measure resulted in a payout at 35% of target, and for the 2006-2008 and 2007-2009 Performance Cycles, this measure resulted in no payout at all, which is consistent with our policy of tying incentive compensation to performance.

****
If you have any questions regarding our response, please contact me directly at (484) 583-1475.

Sincerely,

/s/ Charles A. Brawley
Charles A. Brawley, III
Vice President, Assistant General Counsel & Secretary

cc:           Frederick J. Crawford, Executive Vice President & Chief Financial Officer